Exhibit 12

EQUISTAR CHEMICALS, LP

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes	$(339)	$(246)	$(283)	$153	$32
Fixed charges:
Interest expense, gross	215	205	192	185	182
Portion of rentals representative of interest	35	42	37	38	37

Total fixed charges before capitalized interest	250	247	229	223	219
Capitalized interest	—	—	—	—	—

Total fixed charges including capitalized interest	250	247	229	223	219

Earnings (losses)	$(89)	$1	$(51)	$376	$251

Ratio of earnings (losses) to fixed charges (a)	—	—	—	1.7	1.1

(a)	In 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $339 million, $246 million and $283 million, respectively.

Exhibit 12